Akerman Senterfitt

One Southeast Third Avenue

25th Floor

Miami, Florida  33131

Tel:  305.374.5600

Fax:  305.374.5095

November 22, 2011

Mr. Mark P. Shuman

Branch Chief – Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C.  20549

Re:

FriendFinder Networks Inc.

Registration Statement on Form S-1

Filed October 18, 2011

File No. 333-177360

Dear Mr. Shuman:

On behalf of FriendFinder Networks Inc. (the "Company"), we hereby respond to the Commission Staff's comment letter dated November 14, 2011 regarding the Company's Registration Statement on Form S-1 (the "Registration Statement").  Please note that we are simultaneously filing Amendment No. 1 to the Registration Statement ("Amendment No. 1").

Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the Company's response immediately thereafter.

BOCA RATON    DALLAS    DENVER    FORT LAUDERDALE    JACKSONVILLE    LAS VEGAS    LOS ANGELES    MADISON    MIAMI    NAPLES
NEW YORK    ORLANDO    PALM BEACH    SALT LAKE CITY    TALLAHASSEE    TAMPA    TYSONS CORNER    WASHINGTON, D.C.
WEST PALM BEACH

Mr. Mark P. Shuman

United States Securities and Exchange Commission

November 22, 2011

General

1.

Please update your interim financial statements and corresponding disclosure. See Rule 3-12 of Regulation S-X.

We acknowledge the Staff's comment.  We have updated the interim financial statements and corresponding disclosure throughout Amendment No. 1 to reflect the results of the third quarter ended September 30, 2011.

Selling Securityholders, page 39

2.

Please revise throughout to disclose the person or persons who have sole or shared voting or investment power over the securities owned by the legal entity selling security holders.  See Item 507 of Regulation S-K, and for guidance, refer to Questions 140.01, 140.02, and 240.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

We acknowledge the Staff's comment.  We have revised the disclosure throughout the Selling Securityholders section on pages 39-48 of Amendment No. 1.

3.

We note your disclosure that Thornburg Strategic Income Fund is an affiliate of a broker-dealer.  Please revise to state, if true, that: (i) Thornburg Strategic Income Fund purchased in the ordinary course of business, and (ii) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  In addition, please tell us whether any of the other legal entity selling security holders are broker-dealers or affiliates of a broker-dealer.

We acknowledge the Staff's comment.  We have revised the disclosure in footnote 17 on page 40 of Amendment No. 1 to include disclosure that Thornburg Strategic Income Fund (i) purchased the notes in the ordinary course of business and (ii) at the time of the purchase of the notes, it had no agreements or understandings with any person to distribute the securities.  In addition, we have added disclosure on page 38 of Amendment No. 1 that reads as follows, "To our knowledge, except as indicated in the footnotes to the tables below, none of the selling securityholders is a registered broker-dealer or an affiliate thereof."  Please note that our knowledge with respect to whether any of the selling securityholders is a broker-dealer or affiliate thereof is based on completed questionnaires that the selling securityholders submitted to the Company.

4.

Several of the footnotes on pages 40 through 46 and pages 145 through 146 contain disclaimers of beneficial ownership.  Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K and selling security holder disclosure pursuant to Item 507 of Regulation S-K are determined in accordance with Exchange Act Rule 13d-3,

Mr. Mark P. Shuman

United States Securities and Exchange Commission

November 22, 2011

which states that beneficial ownership is based on voting and/or investment power.  See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a); for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.  Please revise to disclose who has voting and/or investment power over all securities listed.  In addition, delete the disclaimers or provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers or beneficial ownership.  For guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

We acknowledge the Staff's comment.  We have revised the disclosure on pages 39-48 of Amendment No. 1.

5.

Footnote 2 on page 42 states that the number of shares listed for resale in the Non-Cash Pay Notes section is the number of shares of common stock underlying the Non-Cash Pay Notes and does not include any shares of common stock not underlying the Non-Cash Pay Notes that are being registered for resale in the "free-standing" common stock section of the selling securityholder table.  Footnote 1 on page 45 similarly discloses that the number of shares listed for resale in the "free-standing" common stock section does not include shares underlying the Non-Cash Pay Notes listed in the Non-Cash Pay Notes section of the selling securityholder table.  The "Number of Shares of Common Stock Owned After This Offering" and the "Percentage of Shares of Common Stock Owned After This Offering" columns of these two sections, however, do not include similar disclosure.  In that regard, we note that the Andrew B. Conru Trust beneficially owns 8,860,991 shares of common stock and all are being registered for resale, including 5,480,112 shares of common stock underlying the Non-Cash Pay Notes and 3,380,879 "free-standing" shares of common stock.  The tabular disclosure in the last two columns on pages 41 and 44, however, each make it appear as if the Andrew B. Conru Trust is not registering all of its shares of common stock for resale.  Please revise to add clarifying disclosure.

We acknowledge the Staff's comment.  We have revised the footnotes to the selling securityholder tables relating to the Non-Cash Pay Notes and the Common Stock on pages 42-48 of Amendment No. 1 to make it clear that certain selling security holders are offering for resale all of the shares of common stock owned by them consisting of shares of common stock owned outright and shares of common stock issuable upon full conversion of the Non-Cash Pay Notes owned by such selling security holders.

Mr. Mark P. Shuman

United States Securities and Exchange Commission

November 22, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Goodwill, Identified Intangibles and Other Long-lived Assets, including Business Combinations, page 79

6.

We note that your market capitalization has significantly declined below net book value subsequent to December 31, 2010.  Please explain to us how you determined that this decline was not a triggering event requiring you to reassess your goodwill for impairment pursuant to ASC 350-20-35-30.

Although the Company’s market capitalization has significantly declined since its IPO in May 2011, the Company does not believe that such event makes it more likely than not that the fair value of its internet reporting units (to which all of the Company’s goodwill relates) is less than their carrying amounts requiring an interim goodwill impairment test.  Factors which support such belief include the extent of the excess of the reporting units’ fair value over their carrying amounts determined in annual fair value calculations for the year ended December 31, 2010, prepared as of November 30, 2010, as shown below, as well as no significant adverse changes having since incurred with respect to the reporting units.  Further, as shown below, a comparison of the sum of the Company’s net assets at September 30, 2011 with the Company’s enterprise value at September 30, 2011, which is based in part on market capitalization at such date, further supports the Company’s belief.

All of the goodwill reported in the Company’s financial statements as of September 30, 2011 is contained in the Company’s internet segment which consists of three reporting units containing goodwill.  They are, the social networking reporting unit; the live interactive video reporting unit; and the online reporting unit. The goodwill allocated to the social networking reporting unit is approximately $274.8 million, the goodwill allocated to the live interactive video reporting unit is approximately $47.6 million, and the goodwill allocated to the online reporting unit is approximately $4.1 million as of September 30, 2011 or a total of $326.5 million. The remaining $6.2 million of goodwill is attributable to the JigoCity and PerfectMatch acquisitions which occurred in the quarter ended September 30, 2011. The Company’s goodwill impairment analysis for the year ended December 31, 2010, which was performed as of November 30, 2010, utilized several methods, including market and income approaches depending upon the reporting unit, to determine the enterprise value of the reporting units which was then compared to the carrying value of their assets less liabilities other than long-term debt. The analysis indicated that there existed significant excess of fair value over the carrying value.

Reporting Unit:	Fair Value	Carrying Value

Social Networking	$561.3 million	$231.1 million
Live Interactive Video	$146.0 million	$57.8 million
Online	$9.0 million	$4.0 million
Total:	$716.3 million	$292.9 million

Mr. Mark P. Shuman

United States Securities and Exchange Commission

November 22, 2011

Excess of fair value over carrying value	$422.6 million

While the Company’s market capitalization has declined from approximately $267.2 million as of the date of our IPO in May 2011 to approximately $57.4 million at September 30, 2011 our enterprise value as of September 30, 2011 remains greater than the carrying value of our net assets at such date as follows:

Market capitalization of equity	$57.4 million
Fair value of debt	$474.0 million
Enterprise value at September 30, 2011	$531.4 million

Total assets	$498.8 million
Total current liabilities	$132.5 million
Net assets at September 30, 2011	$366.3 million

Further, there have not been any significant adverse changes in the Company’s operations as evidenced by the fact that the Company generated approximately $21.6 million in cash flow from operating activities for the nine months ended September 30, 2011 (which was negatively impacted by a $13 million non-recurring use of cash related to the Broadstream litigation settlement) as compared with $28.7 million for the comparable 2010 period.  Substantially all of the Company’s cash flow from operations is generated by the Company's internet segment which contains the reporting units that report goodwill.

7.

The decline in fair value appears to be a known uncertainty with respect to your goodwill valuation. Consider revising to add the following disclosure related to goodwill in order to comply with the requirements of Item 303(a)(3)(ii) of Regulation S-K, which requires description of known uncertainties.  MD&A should address material implications of uncertainties associated with the methods, assumptions and estimates underlying your goodwill critical accounting policy estimates.  In this regard, tell us how your disclosure has addressed or will be revised to address, the following considerations:

•

The percentage by which fair value of your Internet reporting unit exceeded the carrying value determined at your most recent test;

•

A description of the methods and key assumptions used and how the key assumptions were determined;

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•

A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Mr. Mark P. Shuman

United States Securities and Exchange Commission

November 22, 2011

We acknowledge the Staff's comment. We have revised the disclosure on pages 81-82 of Amendment No. 1.

Consolidated Financial Statements

Note 8.  Long-Term Debt, page F-9

8.

We note your disclosure in the fourth full paragraph on page F-12, and that you appear to be relying on Note 1 to Paragraph (f) of Rule 3-10 of Regulation S-X to omit the condensed consolidating financial information required by paragraph (f)(4) of Rule 3-10 of Regulation S-X.  Please tell us how you determined that each subsidiary is "100% owned."  See Rule 3-10(h)(1) of Regulation S-X.

The Company has confirmed that all of the outstanding voting shares, in the case of its domestic subsidiaries that are corporations, and all of the outstanding interests, in the case of its domestic subsidiaries that are not corporations, are owned either directly or indirectly by the Company.  In addition, we have added disclosure to Note 9(e) on page F-15 and Note J on page F-45 to the effect that the domestic subsidiaries are 100% owned, directly or indirectly by the Company.

Note 16. Subsequent Events, page F-20

9.

Pursuant to ASC 805-10-50-4, please revise to provide the disclosure in ASC 805-10-50-2 for your acquisition of BDM Global Ventures Limited.  Please ensure that you disclose the estimated purchase price, how you valued the common stock and warrants issued as consideration, and how you valued and will account for the put option.  In your response, please provide us with the guidance considered for your accounting of the put option.

The Company has updated its interim financial statements by substituting financial statements as of September 30, 2011 and for the nine-month period then ended for those previously included as of June 30, 2011 and for the six-month period then ended.  Note 7 to the updated financial statements headed Acquisitions includes the required disclosures specified in ASC 805-10-50-2 with respect to the acquisition of BDM Global Ventures Limited (“BDM”).

Accounting for the Equity Put Agreement

The Equity Put Agreement is a freestanding financial instrument that, at inception (1) embodies a conditional obligation on the Company to repurchase at the option of the former owners of BDM the common stock and warrants issued as consideration in the acquisition of BDM by transferring 70% of the equity of BDM in the event that the volume-weighted average price (“VWAP”) of Company’s common stock fails to equal or exceed $12 per share during any 10 trading day period between the closing date of the merger and June 14, 2014 or the date that the indenture modification takes place  and (2) provides the Company the option to retain BDM, if the put option is

Mr. Mark P. Shuman

United States Securities and Exchange Commission

November 22, 2011

exercised, by issuing common stock and/or cash for the excess of $12 per share over the trading price attained and terminating the put right.

The above arrangement is a guarantee of the future value of the Company's common stock which, if not achieved, may be satisfied by issuance of contingent consideration (see ASC 805-10-20).  In the event the Company elected not to pay the contingent consideration, the remedies of the former owners of BDM are limited to taking back 70% of BDM in exchange for the total consideration they received in connection with the acquisition.

As described above, the Company has the option of settling the contingent consideration arrangement by issuing its own common stock or cash.  A contingent consideration arrangement that is required to be settled in cash should be classified as a liability.  A contingent consideration arrangement that is required to be (or at the issuer's option can be) settled in shares may be classified as a liability or as equity.  The contingent consideration arrangement as a freestanding instrument is subject to ASC 480 (formerly FAS150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity").  As the number of shares which may be issued in settling the contingent consideration arrangement are variable and the monetary value of the obligation under the arrangement at inception is based solely on variations inversely related to changes in the fair value of the Company's equity shares (the lower the VWAP the greater the monetary obligation) the contingent consideration arrangement is classified as a liability under ASC 480 (see ASC 410-10-25-14c),

The liability for contingent consideration is measured initially at fair value, as of the acquisition date (ASC 805-30-25-5), which amount together with the fair value of the common shares and warrants issued to the former owners of BOM represents the purchase price paid for BDM.  Subsequently at each reporting date, the liability is adjusted to its then fair value with changes in the fair value recognized in earnings until the contingent consideration arrangement is settled (ASC 805-30-35-1).

The contingent obligation to repurchase the Company's common stock and warrants is a written put option on the issuer's equity shares which is to be physically settled by transferring 70% of the equity in BDM and would also be required to be classified as a liability under ASC 480 and recorded at fair value (see ASC 480-10-25-8). However, as the put option and the contingent consideration arrangement are mutually exclusive, a liability can only be recorded for one item (not both) and as it is within the Company's control to issue the contingent consideration and terminate the put option, the Company is recording the liability as contingent consideration.

Recent Sales of Unregistered Securities, page II-12

10.

Please revise the last two paragraphs of this section to disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.  See Item 701(d) of Regulation S-K.

We acknowledge the Staff's comment.  We have revised the disclosure on page II-14 of Amendment No. 1.

Mr. Mark P. Shuman

United States Securities and Exchange Commission

November 22, 2011

We believe the responses provided above address the Staff's comments and we look forward to hearing from you regarding the Registration Statement and Amendment No. 1.  If you have any questions, please call me at (305) 982-5658.

Sincerely,

AKERMAN SENTERFITT

/s/ Bradley D. Houser